Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty Appoints Karri Howlett to its Board of Directors

Vancouver, British Columbia – February 15, 2022 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty”, or the “Company”) is pleased to announce that Karri Howlett has been appointed to the board of directors (the “Board”) of the Company effective immediately.

“On behalf of the Board, I would like to welcome Karri to the Gold Royalty team. With over 20 years of experience in ESG, financial diligence and risk management, she brings a valuable and unique additional perspective to our Board. We look forward to working with Karri as we continue to move forward and execute our growth plans.” commented David Garofalo, Chairman and Chief Executive Officer of Gold Royalty.

Ms. Howlett has been the principal of Karri Howlett Consulting, which provides environmental, social and governance and business consulting services to businesses, since 2006. She is also a director of the Saskatchewan Trade and Export Partnership, NexGen Energy Ltd. and March Consulting Associates Inc. From 2013 to 2021 she served as a director of SaskPower, where she chaired its Safety, Environment and Corporate Responsibility Committee and led the development and implementation of net zero carbon emissions strategies. She was also previously the President and a director of RESPEC Consulting Inc., a geoscience and engineering consulting company based in Saskatoon, Saskatchewan.

An active community member, Ms. Howlett has previously served on the boards of the Varsity View Community Association, Skate Saskatoon, and CFA Society of Saskatchewan. In addition, she has been involved with the University of Saskatchewan’s Edwards School of Business as a lecturer in the Department of Finance, a participant in the Leadership Development Program, and a protégé in the Betty Ann Heggie Womentorship Program.

Ms. Howlett holds a B. Comm. (Hon.) in finance from the University of Saskatchewan, is a CFA charterholder and holds the Chartered Director designation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to, statements relating to the Company’s growth strategy involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.